13014814

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

KW 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68358

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sevara Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 West 57th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Knox (212) 659-2022
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MGI Repetti LLP
(Name - if individual, state last, first, middle name)

500 Fifth Avenue (Address) New York (City) New York (State) 10110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

SEVARA CAPITAL MARKETS LLC

This report contains (check all applicable boxes):**

[x] Independent Auditors' Report
[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes in Member's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
[x] Notes to Financial Statements
[x] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
[ ] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[ ] (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for the Determination of the Reserve Requirements of Rule 15c3-3 (Not Required)
[ ] (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not Applicable)
[x] (l) An Oath or Affirmation
[ ] (m) SIPC Supplemental Report (Filed Separately)
[x] (n) A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Sevara Capital Markets LLC for the year ended December 31, 2012 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 28 2013

Signature — Date

Financial and Operations Principal

Title

Subscribed and sworn to before me,

On this 28 th day of February, 2013

Laura J. Snyder

LAURA JO SNYDER
Notary Public - State of New York
No. 01SN6098730
Qualified in Kings County
My Commission Expires Sep. 22, 2015

SEVARA CAPITAL MARKETS LLC

CONTENTS

mgi Repetti
500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT

To the Member of Sevara Capital Markets LLC:

We have audited the accompanying statement of financial condition of Sevara Capital Markets, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sevara Capital Markets, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

MGI Repetti LLP

MGI Repetti LLP
New York, New York
February 13, 2013

SEVARA CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash	$	29,166
Due from Parent		34,702
Prepaid expenses		14,558
Total Assets	$	78,426

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accrued expenses	$	15,425
MEMBER'S CAPITAL		
Member's capital		63,001
Total Liabilities and Member's Capital	$	78,426

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Advisory revenue	$ 190,000
Security placement fees	174,417
Total Revenues	364,417
EXPENSES	
Salaries, compensation, employee benefits and payroll taxes	184,001
General and administrative	47,577
Rent	51,827
Professional fees	48,277
Bad debt	28,918
Regulatory expenses	23,223
Travel and entertainment	14,753
Telephone	2,686
Total Expenses	401,262
Loss from Operations	(36,845)
OTHER INCOME	
Interest income	355
Net Loss	$ (36,490)

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2012

Balance at December 31, 2011	$ 286,498
Capital contributions	29,993
Capital distributions	(217,000)
Net loss	(36,490)
Balance at December 31, 2012	$ 63,001

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (36,490)
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
Changes in current operating items:	
Changes in assets and liabilities:	
Decrease in accounts receivable	11,058
Increase in due from parent	(34,702)
Decrease in prepaid expenses	8,839
Decrease in accounts payable	(232,515)
Decrease in accrued expenses	(37,571)
Cash Used by Operating Activities	(321,381)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	29,993
Distributions to members	(217,000)
Cash Used by Financing Activities	(187,007)
Net Decrease in Cash	(508,388)
Cash - Beginning of Year	537,554
Cash - End of Year	$ 29,166

See accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Sevara Capital Markets LLC (the "Company") was established as a limited liability company in the State of Delaware on June 22, 2009 and has been granted authority to do business in New York State. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and was granted membership with the Financial Regulatory Authority ("FINRA") on May 19, 2010. The Company provides services concerning capital raising, mergers and acquisitions, restructuring, and advisory services. The Company's principal business offices are located in New York, New York. The Company has no employees, and was wholly owned by Sevara Partners, LLC (the "Parent"), a Delaware LLC, and relied on employees of the Parent to conduct its daily business under a service level agreement.

The Company was acquired from the Parent by KKR – SPC Merchant Advisors LLC ("KKR-SPC"), a Delaware limited liability company, pursuant to a purchase agreement dated November 9, 2012, whereby the entire ownership interest in the Company was to be purchased when finalized.

b) Method of Accounting

The Company's financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

c) Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Income Taxes

The company is a single member LLC and as such, is a disregarded entity for income tax purposes. Earnings flow directly to the Parent and there is no provision for federal or state income taxes on the earnings of the Company. As an unincorporated business operating in New York City, the Parent is liable for the New York City Unincorporated Business Tax ("UBT"). The service agreement between the Parent and the Company requires the Company to accrue a provision of 4% of the Company's net income for its applicable UBT. The Company files a combined UBT return with its Parent and no accrual was necessary.

e) Financial Risks

The Company is subject to various risk factors including credit risk. Credit risk is the possibility that the Company may incur a loss from the failure of a customer to make payments according to the terms of their contract.

f) Accounts Receivable and the Allowance for Doubtful Accounts

Accounts receivable (if any) are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to bad debt expense and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to trade accounts receivable.

g) Limited Liability Company

As a limited liability company, the member, directors and officers of the Company are not obligated personally for any debt, obligation or liability of the Company solely by reason of being a member. The Company has one class of members which has a right to vote on matters concerning the Company.

h) Subsequent Events

The Company has evaluated subsequent events for the potential recognition or disclosure in the financial statements through February 13, 2013, which is the date the financial statements were available to be issued.

2. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company's net capital computed in accordance with this rule was $13,741 compared to the minimum requirement of $5,000. The Company's net capital ratio at December 31, 2012 was 1.12 to 1.

3. RELATED PARTY TRANSACTIONS

Pursuant to a service agreement, the Company's Parent provided various services and other operating assistance to the Company during 2012. These services included personnel, professional consultants, physical premises, utilities, the use of office equipment, insurance, subscriptions, and other general and administrative services. The total amount incurred during 2012 by the Company under this agreement was $382,622. A total of $417,324 was paid to the Parent during 2012 for these services. As of December 31, 2012, $34,702 is classified as Due from Parent in the accompanying Statement of Financial Condition as an overpayment to be applied against future intercompany expense allocations. On January 13, 2013, the service agreement was terminated. No service fees were paid for the period between January 1, 2013 and the termination date. See Note 5, "Subsequent Events" for further discussion of the service agreement.

4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash in excess of FDIC insured limits. The Company maintains its cash with one financial institution in New York. The Company monitors the credit quality of this financial institution and does not anticipate any exposure. The total cash balance at the financial institution is insured by the FDIC up to $250,000. At December 31, 2012, the Company had no uninsured cash balances.

5. SUBSEQUENT EVENTS

a) Service Agreement and Due from Parent

Effective January 13, 2013, the Company and the Parent agreed to forgive the return of $34,702 in Service Agreement overpayments that were classified as Due from Parent in the accompanying Statement of Financial Condition. The forgiveness of the overpayment will be classified as a capital distribution from the Company to the Parent effective January 13, 2013.

b) Purchase of the Company

The closing for the purchase of the Company took place effective January 14, 2013 and on that date an additional capital contribution of $200,000 was made to the Company by KKR-SPC. KKR Capital Markets Holdings LP, an affiliate of KKR-SPC, entered into a new service agreement with the Company on January 15, 2013 to provide services that were previously provided by the Parent. On January 24, 2013 the Company changed its name to MCS Capital Markets LLC.

SUPPLEMENTAL INFORMATION

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Member of Sevara Capital Markets LLC:

We have audited the financial statements of Sevara Capital Markets LLC for the year ended December 31, 2012 and have issued our report thereon dated February 13, 2013 which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 11-12 is required by Rule 17-a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11-12 is fairly stated in all material respects in relation to the financial statements as a whole.

MGI Repetti LLP

MGI Repetti LLP
New York, New York
February 13, 2013

SEVARA CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1

DECEMBER 31, 2012

CREDITS	
Member's capital	$ 63,001
DEBITS	
Due from Parent	(34,702)
Prepaid expenses	(14,558)
Net Capital	$ 13,741
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 15,425
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 8,741
Ratio: Aggregate Indebtedness to Net Capital	1.12 to 1

RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED FOCUS REPORT AS OF DECEMBER 2012

Net capital, as reported in FOCUS report	$ 13,741

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2012 Part IIA Focus Report filed January 14, 2013.

See independent auditors' report on supplemental information and accompanying notes to the financial statements.

SEVARA CAPITAL MARKETS LLC

STATEMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(i) of that rule.

mgi Repetti

500 Fifth Avenue, Fifth Floor, New York, NY 10110
212.302.3300 • Fax 212.302.9660
www.mgirepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member of Sevara Capital Markets LLC

In planning and performing our audit of the financial statements of Sevara Capital Markets LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MGI Repetti LLP

MGI Repetti LLP
New York, New York
February 13, 2013